INVEST IN **JUST ONE MORE FILM LLC**

A Faith-Based Feature Tackling the Opioid Crisis—Told with the Grit and Artistry of the A24-Style

twinboltmedia.com/just-one-more   Knoxville, TN

Highlights

1. Partnered with Kyle & Kenny Saylors, producers of Angel Studios' "His Only Son", a $14M success!

2. $300,000 already raised in previous round of fundraising!

3. Original song by Dream Label artist Allan Scott, featured and performed in

the film.

4. Main Cast includes viral comedian Christian McCartney (8M+ social media followers)

5. Investors have the potential to recoup 120% of their principal, + 50% pro-rata share of the backend.

6. Production Tax incentives pay back 20% of all Production film spending in Pennsylvania.

7. A portion of proceeds will support faith-based rehab clinics working to fight addiction

Our Team



Twinbolt Media Writers/Directors/Producers

Kaleb and Kyler Cook are Creators of two award-winning short films, including "David: A King's Calling", which won Best Short Film at Hard Faith Film Festival, placed 3rd at ICFF, and has earned 137K+ YouTube views.



Kyle and Kenny Saylors Executive Producers

Producers of His Only Son, which grossed $13.8M theatrically via Angel Studios. Their films have premiered at Sundance, Cannes, NY Film Festival, plus screenings at Lincoln Center & the U.S. Capitol.

The Next Powerful Faith-Based Drama: Just One More.

About Twinbolt Media.

Twinbolt Media is an award-winning Christian film production company with a passion for telling inspiring stories of faith. We are dedicated to raising

the bar in filmmaking by producing high-quality content that engages and motivates audiences. Think A24 meets a love for the gospel and for people.


JUST ONE MORE
A FILM ABOUT RECOVERY, HOPE, AND GRACE.

JUST ONE MORE.

Just One More is a powerful, grounded drama about a young woman battling opioid addiction who finds unlikely guidance from an old man praying in his front yard. With only months to live, he believes he has just enough time to impact "just one more" soul.


EXEC PRODUCERS
HIS ONLY SON
Box office
Budget
$250,000 (estimated)
Gross US & Canada
$12,392,740
Opening weekend US & Canada
$5,501,070 · Apr 2, 2023
Gross worldwide
$13,817,186
IMDbPro See detailed box office info on IMDbPro
KYLE AND KENNY SAYLORS
SOUND OF FREEDOM
ANGEL STUDIOS



ANGEL STUDIOS
SONY
NETFLIX
AMAZON PRIME VIDEO
APPLE TV
FATHOM EVENTS
NBC UNIVERSAL

We're proud to partner with the Saylors brothers, best known for helping lead *His Only Son* to a $14M worldwide gross on a $250K budget. Their experience with distributors like Netflix, Sony, Amazon Prime, and Angel Studios brings tremendous value and credibility to this project.

Our Partnerships.



PARTNERSHIPS

ALLAN SCOTT AND THE ALLAN SCOTT BAND ARE PROVIDING CONSULTATION AND MUSIC FOR THIS FEATURE FILM.

THE ALLAN SCOTT BAND HAS AN INCREDIBLE MINISTRY DEDICATED TO ADDICTION AND INCARCERATION. THE STORY TOUR IS A ONE-NIGHT EVENT DESIGNED TO OFFER HOPE AND HEALING TO THOSE DEALING WITH STRUGGLES LIKE ADDICTION, DEPRESSION AND BROKEN RELATIONSHIPS.


ALLAN SCOTT INCLUDES PASTOR TRAVIS HABBERSHON, A SUICIDE SURVIVOR AND AUTHOR.
allanscottmusic.com/the-story-tour
JUST ONE MORE

We’re partnering with Capitol Records-signed artist Allan Scott for original music and story consultation. Allan’s personal journey through addiction and his experience as a touring artist—connecting with everyday Americans battling similar struggles—brings powerful authenticity and emotional depth to our film. His voice gives us a unique edge in telling this story with truth and impact. An original song written by Allan Scott for the film will be performed in *Just One More* and promoted on tour.

Click Here for more about Allan Scott


WHAT TO EXPECT WITH JUST ONE MORE
JUST ONE MORE IS A FAITH-BASED INDIE DRAMA INSPIRED BY GROUNDED AND EMOTIONAL FILMS LIKE LADY BIRD, PERKS OF BEING A WALLFLOWER, BEAUTIFUL BOY, AND HILLBILLY ELEGY. BLENDING THE RAWNESS OF ADDICTION WITH THE HONESTY OF THE PROCESS OF COMING-OF-AGE, THE FILM CAPTURES THE MESS AND BEAUTY OF RECOVERY. INSPIRED BY TRUE STORIES OF ADDICTION AND EVANGELISM, IT BRINGS A CLEAR GOSPEL MESSAGE TO LIFE THROUGH CHARACTERS WHO FEEL REAL—AND GRACE THAT FEELS POSSIBLE.
THIS FILM IS A LOVE LETTER TO MANY BATTLING ADDICTION AND ASKING THE QUESTION, CAN I BE FORGIVEN? CAN I BE LOVED? CAN I BE CHANGED?
Lady Bird
HILLBILLY ELEGY
"EEN GROTE TRIOMF"
"HARTVERSCHEUREND GOED"
STEVE CARELL TIMOTHÉE CHALAMET MAURA TIERNEY AMY RYAN
BEAUTIFUL BOY
21/11 IN DE BIOSCOOP
LOGAN LERMAN EMMA WATSON EZRA MILLER
the perks of being a wallflower

Stylistically, this project is comparable to films like *Lady Bird*, *Hillbilly Elegy*, *Beautiful Boy*, and *The Perks of Being a Wallflower*.

Our Mission.



OUR MISSION

TO CREATE A FILM THAT REACHES:

1. THOSE IN ADDICTION AND RECOVERY

2. FAMILIES WHO HAVE LOST SOMEONE TO OVERDOSE

3. THE CHURCH, TO WAKE IT UP TO THE QUIET CRISIS AROUND IT

4. UNBELIEVERS, TO SHOW THAT GRACE IS REAL AND JESUS IS WORTH KNOWING

JUST ONE MORE

Our Style and Tone.

Earthy, human, and gritty.







Earthy, human, and gritty.







Kaleb and Kyler Cook are award-winning faith-based filmmakers originally from Southern Illinois, now based in Knoxville, Tennessee. They are passionate about raising the standard of faith-based storytelling and are committed to bringing high-quality, impactful Christian films to theaters nationwide.

Our Approach.



OUR APPROACH

FAITH DRIVEN
EVERYTHING ELSE IS SECONDARY. WE SHAPE HOW THE GOSPEL IS PRESENTED IN EACH FILM TO BEST REACH THE HEARTS OF OUR AUDIENCE — ALWAYS THOUGHTFUL, ALWAYS STRATEGIC. BUT NO MATTER THE CREATIVE OR BUSINESS CHOICES, WE NEVER WATER DOWN THE TRUTH. BIBLICAL ACCURACY IS NON-NEGOTIABLE, AND WE STAY TUNED IN TO GOD'S LEADING ABOVE ALL INDUSTRY NORMS OR TRENDS.

QUALITY FOCUSED
WE CHASE EXCELLENCE, NOT EXCESS — CHOOSING CREATIVE SOLUTIONS OVER CUTTING CORNERS. AND WHEN WE WRAP, WE LEAVE EVERY LOCATION WITH EXCELLENCE CAPTURED ON SCREEN. WE FOCUS ON PERFORMANCE, ACTOR BELIEVABILITY, AND STYLISTIC NUANCE.

MARKETABLE
WE DELIVER CONTENT THAT LOOKS LIKE IT COST TRIPLE WHAT WE SPENT. HOW? SMART, SCRAPPY, AND RELENTLESSLY CREATIVE CHOICES. FROM ON-SET PROBLEM-SOLVING TO BEHIND-THE-SCENES LOGISTICS TO BOLD MARKETING STRATEGY, WE THINK OUTSIDE THE BOX AND PUSH EVERY DOLLAR FURTHER THAN IT HAS ANY RIGHT TO GO.

Why this film? Why now?



WHY NOW? WHY THIS FILM?

1. FENTANYL IS THE #1 CAUSE OF DEATH AMONG U.S. ADULTS AGED 18-45.

1. The Opioid Crisis Is Still Devastating Communities

- Over 100,000 overdose deaths occurred in the U.S. last year alone.

- Rural towns and working-class communities—especially where faith is central—are hit hardest.

- A film like this sheds light on a crisis that's often misunderstood or ignored.

2. Faith Communities Are on the Front Lines of Recovery

- Churches are often the first place people turn when they're desperate for hope.

- Yet many churches still lack tools or empathy to walk with addicts.

- This film can bridge that gap—sparking conversations, compassion, and change from the inside.

3. Stories Change Hearts More Than Statistics

- Data can inform, but stories transform.

- An emotionally honest film rooted in faith offers a redemptive narrative —one that shows recovery is possible.

- Viewers walk away with a deeper understanding of both the pain and the path to healing.

4. There's a Gap in Faith-Based Media Addressing Real Addiction

- Most Christian films play it safe or gloss over the rawness of addiction.

- Audiences—especially younger generations—are hungry for honesty and relevance.

- This film meets that need with truth, grace, and cinematic excellence.

5. It Offers Hope in a Time of Despair

- The world is battling isolation, depression, and spiritual crisis.

- A faith-based film that doesn't shy away from darkness but points clearly to redemption is deeply needed—and deeply powerful.

Ready to invest?

Our offering involves preferred stock ownership, giving you a stake in the film alongside us. Investors are prioritized to recoup 120% of their principal investment before profit-sharing begins. Following this, investors receive a pro-rate share of 50% of the backend.

We've already raised **$300,000 in private funding** from early backers who believe in our story, team, and vision. This Wefunder campaign represents our **final $272,000** to fully fund the production of *Just One More*.

How does the film make money?

There are a variety of ways for films to generate revenue.

1. Streaming & Digital Distribution (TVOD, AVOD, SVOD)

This is often the largest and most accessible revenue source for indie films today.

- **TVOD (Transactional Video on Demand)** – Rentals/purchases via platforms like iTunes, Amazon Prime Video (rent/buy), Google Play.

- **SVOD (Subscription Video on Demand)** – Licensing deals with platforms like Netflix, Hulu, Amazon Prime (subscription-based).

- **AVOD (Ad-supported Video on Demand)** – Free to watch with ads on platforms like Tubi, Pluto TV, Roku Channel.

2. Theatrical Release (Limited or Faith-Based Event Release)

While less common for all indie films, **faith-based films especially** can succeed here due to strong niche audiences.

- **Limited theatrical runs** in regional theaters, often via companies like Fathom Events, self-distribution, or church-based screenings.

- Can also include **event-style releases**, where churches or communities host screenings.

3. Foreign & TV Rights (International + Broadcast Licensing)

Sales to **international distributors** and **cable/TV networks**.

- Faith-based and human-centered dramas often do well in Latin America, Africa, and parts of Europe.

- Domestic TV or Christian cable (e.g., TBN, UPtv) may also purchase airing rights.